SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 13, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from April 1, 2022 to April 30, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on May 13, 2022

[This is a translation of the Share Buyback Report for the period from April 1, 2022 to April 30, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on May 13, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of April 30, 2022)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) April 11 April 12 April 13 April 14 April 15 April 18 April 19 April 20 April 21 April 22 April 25 April 26 April 27 April 28	72,400 74,200 58,100 39,200 58,500 33,800 30,200 59,000 49,300 48,100 38,400 58,100 126,700 60,300	851,595,000 845,126,500 663,915,500 450,424,000 655,122,500 375,910,000 339,701,500 676,033,000 568,842,500 541,124,000 426,246,500 644,195,000 1,386,633,000 675,399,000
Total	―	806,300	9,100,268,000
Total number of shares repurchased as of the end of the reporting month	8,206,900		97,381,577,700
Progress of the repurchase (%)	32.83		48.69
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of April 30, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) April 4 April 5 April 6 April 12 April 13 April 15 April 18 April 19 April 21 April 26 April 27	3,300 600 400 1,301 22,597 6,012 402 201 1,800 276,300 1,608	24,997,830 4,545,060 3,030,040 9,855,205 171,174,535 45,541,501 3,045,190 1,522,595 13,635,180 2,093,000,130 12,180,761
Total	―	314,521	2,382,528,027

Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) April 27	80	606,008
Total	―	80	606,008
Total amount	314,601		2,383,134,035

3.	Status of Shares Held in Treasury
(as of April 30, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	24,571,068

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